UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 59215/January 8, 2009

ADMINISTRATIVE PROCEEDING
File No. 3-13291

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In the Matter of	:	
	:	
BALDWIN PIANO & ORGAN CO.,	:	ORDER MAKING FINDINGS AND
BANNER HOLDING CORP.,	:	REVOKING REGISTRATIONS BY
BE SAFE SERVICES, INC.,	:	DEFAULT
BELMORAL MINES LTD.,	:	
BENEFUND, INC.,	:	
BENZ ENERGY LTD.	:	
(N/K/A BENZ ENERGY, INC.), and	:	
BEYOND BELIEF, INC.	:	

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The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on November 17, 2008, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Division of Enforcement (Division) and the Office of the Secretary have provided evidence that the Commission delivered or attempted to deliver the OIP to Respondents in a manner permitted by Rule 141 of the Commission's Rules of Practice. The time for filing Answers has expired and no Answers have been received.

On December 4, 2008, I required Respondents to show cause why they should not be held in default and why the registrations of their registered securities should not be revoked. No responses to the Order to Show Cause have been filed, and the time for filing has expired. Accordingly, all Respondents are in default. As permitted by Rule 155(a) of the Commission's Rules of Practice, the following allegations of the OIP are deemed true.

Baldwin Piano & Organ Co. (Baldwin) (CIK No. 797315) is a Delaware corporation located in Mason, Ohio, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Baldwin is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2001, which reported a net loss of over $4.7 million for the prior three months.

Banner Holding Corp. (Banner) (CIK No. 1064105) is a Florida corporation located in Oklahoma City, Oklahoma, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Banner is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended January 31, 2004, which reported a net loss of $167,000 for the prior six months.

Be Safe Services, Inc. (Be Safe) (CIK No. 1084904), is a Delaware corporation located in Tampa, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Be Safe is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2002, which reported a net loss of $580,992 for the prior nine months.

Belmoral Mines Ltd. (Belmoral) (CIK No. 275125) is an Ontario corporation located in Toronto, Ontario, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Belmoral is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F for the period ended December 31, 1992.

Benefund, Inc. (Benefund) (CIK No. 861628), is a dissolved Colorado corporation located in Tulsa, Oklahoma, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Benefund is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 1995. As of July 29, 2008, the company's stock (symbol BENF) was traded on the over-the-counter markets.

Benz Energy Ltd. (n/k/a Benz Energy, Inc.) (Benz) (CIK No. 1067064) is a void Delaware corporation located in Houston, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Benz is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2000, which reported a net loss of over $38 million for the prior six months. On November 8, 2000, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Eastern District of Texas, which was converted to a Chapter 7 case on March 8, 2001, and closed on July 6, 2007.

Beyond Belief, Inc. (Beyond) (CIK No. 1120827), is a Colorado corporation located in Colorado Springs, Colorado, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Beyond is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-SB on August 4, 2000.

Respondents are delinquent in their periodic filings with the Commission, have repeatedly failed to meet their obligations to file timely periodic reports, and failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. Rule 13a-16 requires foreign private issuers to furnish quarterly and other reports to the Commission under cover of Form 6-K if they make or are required to make the information public under the laws of the jurisdiction of their domicile or in which they are incorporated or organized; if they file or are required to file information with a stock exchange on which their securities are traded and the information was made public by the exchange; or if they distribute or are required to distribute information to their security holders.

As a result of the foregoing, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 or 13a-16 thereunder.

IT IS ORDERED THAT the registrations of all classes of registered securities of Baldwin Piano & Organ Co., Banner Holding Corp., Be Safe Services, Inc., Belmoral Mines Ltd., Benefund, Inc., Benz Energy Ltd. (n/k/a Benz Energy, Inc.), and Beyond Belief, Inc., are revoked.

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James T. Kelly
Administrative Law Judge